Shuttle Pharmaceuticals Holdings, Inc.

One Research Court, Suite 450

Rockville, MD 20850

July 12, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Jordan Nimitz

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
Filed on June 3, 2022
File No. 333-265429

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company” or “Shuttle”), we are hereby transmitting the Company’s response to the comment letter it received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2022, regarding the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission on June 23, 2022. Also, in addition to addressing the Staff’s comments in the Registration Statement, we have modified the Registration Statement to include both a primary offering prospectus (through which we are seeking to register 2,500,000 shares of the Company’s common stock) and a resale prospectus (through which we are seeking to register 1,250,000 shares of common stock held by certain selling stockholders of the Company). Aside from changing the formatting to include the separate resale prospectus and removing the selling stockholders from the primary prospectus, we have not made any other substantive modifications to the Registration Statement.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Form S-1 Filed June 23, 2022

Summary Financial Information, page 12

1. We note the revisions made in response to prior comment 2. Please also re-label your summary financial information for the year ended December 31, 2021 as restated.

We have re-labeled the summary financial information in the Company’s Amendment No. 2 to the Registration Statement. See page 12.

Exhibits

2. Please have BF Borgers CPA PC provide an updated consent that is currently dated with the filing date of the next amendment. We note that this date will be different than the audit opinion date.

We have added an updated consent by BF Borgers CPA PC, dated July 12, 2022, to the Company’s Amendment No. 2 to the Registration Statement.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of Amendment No. 2 to its Registration Statement on Form S-1 with the SEC on July 12, 2022. We respectfully request that you provide us with any additional comments on or before July 15, 2022. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Anatoly Dritschilo

Anatoly Dritschilo, M.D.

Chief Executive Officer

Shuttle Pharmaceuticals Holdings, Inc.